                                                                    Exhibit 6.11


EMPLOYMENT AGREEMENT

     Employment Agreement, between DCH Technology (the "Company") and David P. Haberman (the "Employee").

1. For good consideration, the Company employs the Employee on the following terms and conditions.

2. Term of Employment. Subject to the provisions for termination set forth below this agreement will begin on January 1, 1995 and terminate on December 31, 2000 unless earlier terminated.

3. Salary. The Company shall pay Employee an annual salary, payable at regular payroll periods, as agreed for Employee's services.

4. Duties and Position. the Company hires Employee as Vice President - Engineering (position), which duties may be reasonably modified at the Company's discretion.

5. Employee to Devote Full Time to the Company. Employee will devote full time, attention, and energies to the business of the Company and, during this employment, will not engage in any other business activity, regardless of whether such activity is pursued for profit, gain or other pecuniary advantage. Employee is not prohibited from making personal investments in any other business provided those investments do not require active involvement in the operation of said companies.

6. Confidentiality of Proprietary Information. Employee agrees, during or after the term of employment, not to reveal trade secrets or confidential information, or any part of it, to any person, firm, corporation or entity. Should Employee reveal, or threaten to reveal, this information, the Company shall be entitled to an injunction restraining Employee from disclosing same, or from rendering any services to any entity to whom said information has been or is threatened to be disclosed. The right to secure an injunction is not exclusive, and the Company may pursue any other remedies it has against Employee for a breach or threatened breach of this condition, including the recovery of damages from Employee.

7. Reimbursement of Expenses. The Employee may incur reasonable expenses for furthering the Company's business, including expenses for entertainment, travel, and similar items. The Company shall reimburse Employee for all authorized business expenses after Employee presents an itemized account of his expenditures, pursuant to Company policy.

8. Disability. If Employee cannot perform his duties because of illness or incapacity for a period of more than six months, the compensation due him during his illness or capacity will be reduced by 50 percent. The Employee's full compensation will be reinstated upon return to work.

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     9.   Termination of Agreement. Without cause, the Employee may terminate employment upon thirty (30) days' written notice to the Company. Employee may be required to perform his or her duties and will be paid the regular salary to date of termination but shall not receive severance allowance. Notwithstanding anything to the contrary contained in this agreement, the Company may terminate the Employee's employment upon thirty (30) days' notice to the Employee should any of the following events occur:

          a) The sale of substantially (ninety [90] percent or more) all of the Company's assets to a single purchaser or group of associated purchasers; or

          b) The sale, exchange, or other disposition, in one transaction of the majority of the Company's outstanding corporate shares; or

          c) The Company's decision to terminate its business and liquidate its assets;

          d) Bankruptcy or chapter 11 reorganization.

     11. Death Benefit. Should Employee die during the term of employment, the Company shall pay to Employee's estate compensation due through the end of the contract.

     12. Restriction on Post Employment Compensation. For a period of one (1) year after the end of employment, the Employee shall not control, consult to or be employed by any business similar to that conducted by the company, either by soliciting any of its accounts or by operating within Employer's general trading area.

     13. Assistance in Litigation. Employee shall upon reasonable notice, furnish such information and proper assistance to the Company as it may reasonably require in connection with any litigation in which it is, or may become, a party either during or after employment.

     14. Effect or Prior Agreements. This Agreement supersedes any prior agreement between the Company or any predecessor of the Company and the Employee, except that this agreement shall not affect or operate to reduce any benefit or compensation inuring to the Employee of a kind elsewhere provided and not expressly provided in this agreement.

     15. Settlement by Arbitration. Any claim or controversy that arises out of or relates to this agreement, or the breach of it, shall be settled by arbitration in accordance with the rules of the American Arbitration Association. Judgement upon the award rendered may be entered in any court with jurisdiction.

     16. Limited Effect of Waiver by Company. Should Company waive breach of any provision of this agreement by the Employee, that waiver will not operate or be construed as a waiver of further breach by the Employee.

     17. Severability. If, for any reason, any provision of this agreement is held invalid, all other provisions of this agreement shall remain in effect. If this agreement is held invalid or cannot be enforced, then to the full extent permitted by law any prior agreement between the Company (or

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any predecessor thereof) and the Employee shall be deemed reinstated as if this agreement had not been executed.

     18. Assumption of Agreement by Company's Successors and Assignees. the Company's rights and obligations under this agreement will inure to the benefit and be binding upon the Company's successors and assignees.

     19. Oral Modifications Not Binding. This instrument is the entire agreement of the Company and the Employee. Oral changes have no effect. It may be altered only by a written agreement signed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought.

          Signed this 31 day of December 1994.
                      --        --------   --


/s/ David A Walker                      /s/ David P. Haberman
-------------------------               -------------------------
DCH Technology, Inc.                    David P. Haberman



(Seal)         JOHNNY K. NG
               Comm. 1024314
               NOTARY PUBLIC . CALIFORNIA
               Los Angeles County
               My Comm. Expires Apr. 24, 1998